

January 26, 2012

Via E-mail
Mr. Herbert K. Parker
Executive Vice President and Chief Financial Officer
Harman International Industries, Incorporated
400 Atlantic Street, Suite 1500
Stamford, CT 06901

> **Re: Harman International Industries, Incorporated**
> **Form 10-K for the Year Ended June 30, 2011**
> **Filed August 11, 2011**
> **Form 10-Q for the Quarter Ended September 30, 2011**
> **Filed November 1, 2011**
> **File No. 001-09764**

Dear Mr. Parker:

We have reviewed your response letter dated January 17, 2011 and your filings and have the following comment. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended June 30, 2011

Innovation and technological expertise, page 5

1. We note your response to comment 2 in our letter dated January 5, 2012. Please revise your proposed disclosures for the following and provide us with the revised disclosures or tell us why such revision is not necessary.

    • Please clarify whether the future awarded amount is based on firm orders;
    • Disclose the accuracy or inaccuracy of the previous projections including the variances between projected and actual results; and

- Describe how you use the future awarded amount for short-term and long-term planning purposes including how you use such amount to evaluate your future financial performance over time.

Please file all correspondence over EDGAR. You may contact Dean Suehiro, Staff Accountant, at 202-551-3384 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director